Letter Agreement

August 21, 2025

This letter agreement ("Letter Agreement") is entered into by and between Lands' End, Inc. ("Lands' End") and Edward S. Lampert, on behalf of himself and his affiliates (other than Lands' End and its subsidiaries) (collectively, the "ESL Parties").

The ESL Parties acknowledge that on August 21, 2025, Lands' End entered into a Letter Agreement (the "Exclusivity Agreement"), pursuant to which Lands' End agreed to a limited duration exclusivity period with respect to a potential transaction concerning the acquisition of Lands' End. The ESL Parties hereby agree to comply with the terms of the Exclusivity Agreement applicable to affiliates of Lands' End and to indemnify and hold Lands' End harmless for any breach of such terms by any of the ESL Parties.

This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles of conflicts of law. Each party agrees that it shall bring any suit, action or other proceeding in respect of any claim arising out of or related to this Letter Agreement exclusively in the Court of Chancery of the State of Delaware, and only if such court lacks jurisdiction, the U.S. District Court for the District of Delaware, and appellate courts therefrom, and irrevocably submits to the jurisdiction of such courts.

EDWARD S. LAMPERT
on behalf of the ESL Parties

By: /s/ Edward S. Lampert

LANDS' END, INC.

By: /s/ Peter Gray
Name: Peter Gray
Title: President, Lands' End Licensing
      Chief Administrative Officer and General Counsel